Zentalis Pharmaceuticals, Inc.
10275 Science Center Dr., Suite 200
San Diego, California 92121

April 2, 2025

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zentalis Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed March 26, 2025
File No. 333-286122

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Zentalis Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-286122) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Washington D.C. time, on April 4, 2025 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Nathan Ajiashvili of Latham & Watkins LLP at (212) 906-2916 and that such effectiveness also be confirmed in writing.

Very truly yours,

Zentalis Pharmaceuticals, Inc.

By:	/s/ Julie Eastland
Julie Eastland
President and Chief Executive Officer

cc:	Andrea Paul, Zentalis Pharmaceuticals, Inc.
Nathan Ajiashvili, Latham & Watkins LLP
Salvatore Vanchieri, Latham & Watkins LLP